LF 3-10-04

04004691

AA4 3/9/2004**

[redacted]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

FEB 25 2004

NAME OF BROKER-DEALER:

Whittlinger Investment Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North 6th Street, Suite 620B
(No. and Street)

Minneapolis (City) **MN** (State) **55403** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Jones **(612) 341-2218**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700 (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Margaret Jones ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whittlinger Investment Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA S. WILKE
NOTARY PUBLIC – MINNESOTA
My Comm. Expires Jan. 31, 2005

Signature

CEO
Title

Linda S Wilke
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITTLINGER INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

		2003		2002
ASSETS				
ASSETS				
Cash	$	3,482	$	8,479
Clearing deposit		10,000		10,000
Investment securities		79,264		73,323
TOTAL ASSETS	$	92,746	$	91,802
LIABILITIES				
LIABILITIES				
Accounts payable and accrued expenses	$	182	$	2,028
Accrued Income tax		825		740
Deferred tax liability		500		500
TOTAL LIABILITIES		1,507		3,268
STOCKHOLDER'S EQUITY				
CAPITAL CONTIRIBUTED				
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 12,000 shares		120		120
Additional paid-in capital		41,880		41,880
TOTAL CAPITAL CONTRIBUTED		42,000		42,000
RETAINED EARNINGS		49,239		46,534
TOTAL STOCKHOLDER'S EQUITY		91,239		88,534
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	92,746	$	91,802

See Notes to Financial Statements